UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-40851
CUSIP NUMBER L7756P 102

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Procaps Group, S.A.
Full Name of Registrant

Former Name if Applicable

9 rue de Bitbourg, L-1273
Address of Principal Executive Office (Street and Number)

Luxembourg, Grand Duchy of Luxembourg, R.C.S. Luxembourg: B253360
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Procaps Group, S.A. (the “Company”) has been unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2023 Form 20-F”) due to the previously-disclosed independent investigation led by the Company’s Audit Committee, with the assistance of external advisors, and the determination by the Audit Committee, on October 7, 2024, that the Company’s previously issued consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 should no longer be relied upon and require restatement (the “Restatement”). The Company remains in process on finalizing the Restatement, as well as the review and audit of the Company’s financial statements as of and for the years ended December 31, 2023 and 2024 (the “2023-2024 Financial Statements”). Accordingly, the Company has further determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”) within the prescribed time period without unreasonable effort and expense because additional time is necessary to prepare and complete the Restatement, the 2023 Form 20-F, and the Company’s preparation, review and audit of the 2023-2024 Financial Statements, in order for the Company to file the 2024 20-F.

The Company is working diligently to complete the Restatement, the 2023 Form 20-F, and the preparation, review and audit of the 2023-2024 Financial Statements in order to file the 2024 20-F as soon as practicable; however, the Company will not be able to file the 2024 Form 20-F within the fifteen-day grace period provided by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Melissa Angelini	305	308-8434
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	The 2023 Form 20-F	☐ Yes ☒ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects significant changes in its results of operations from the corresponding period for the last fiscal year, including reductions in revenue and an increases in expenses and net loss. However, the Company cannot reasonably estimate such results or changes therein due to the ongoing Restatement and because the preparation, review and audit 2023-2024 Financial Statements have not yet been substantially completed.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its preparation and review of its financial statements and preliminary determinations of certain financial results.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the review of the Company’s financial statements; the conclusions of management (and the timing of the conclusions) concerning matters relating to the Company’s financial statements; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the 2023 Form 20-F and 2024 20-F will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Procaps Group, S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Melissa Angelini
Name:	Melissa Angelini
Title:	Interim Co-Chief Executive Officer

By:	/s/ Camilo Camacho
Name:	Camilo Camacho
Title:	Interim Co-Chief Executive Officer

Dated: May 1, 2025

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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